Exhibit 99.1

LuxExperience announces successful closing of the sale of the set of assets powering THE OUTNET platform (“THE OUTNET Assets”)

MUNICH, Germany (April 30, 2026) – Today, LuxExperience B.V. (NYSE: LUXE), the leading digital, multi-brand luxury group, announced the closing of the sale of the set of assets powering THE OUTNET platform to The O Group LLC (which has been renamed The Outnet Operations US, LLC).

The completion of the transaction follows the binding agreement announced on October 31, 2025 and the fulfillment of all conditions, including receipt of all unconditional approvals from the relevant regulatory authorities.

For further information please visit: https://investors.luxexperience.com/news/news-details/2025/LuxExperience-Has-Reached-an-Agreement-to-Sell-the-Set-of-Assets-Powering-THE-OUTNET-Platform-THE-OUTNET-Assets-Presenting-a-Tailored-Solution-for-THE-OUTNET-That-Also-Accelerates-the-Transformation-of-LuxExperience/default.aspx

FURTHER INFORMATION

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on October 30, 2025. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX, which forms the off-price segment of LuxExperience, is the leading destination for multi-brand off-season online luxury shopping. The NYSE listed group operates worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contacts	Media Contacts for business press
LuxExperience B.V.	LuxExperience B.V.
Stefanie Muenz	Lisa Schulz
phone: +49 89 127695-1919	mobile: +49 151 11216490
email: investors@luxexperience.com	email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.